March 27, 2007



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Initial Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052


Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's telephonic comments on March 20, 2007, to the above referenced filings on Form N-4. We have not filed a pre-effective amendment for the above referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the specific staff comments and is followed by our response to those comments.

1.	Fee Table

	The Staff commented that the Individual Annual Portfolio Operating Expenses table on page 9 should reflect the additional "acquired funds" expenses required by Form N1-A and related changes to Form N-4.

		- 	Symetra has changed the "Other Expenses" column
			heading to include "acquired expenses".

2.	Variable Annuity Payments

	The Staff requested the legal basis for calculating variable annuity payments based on the unit values as of the close of the NYSE on the 15th of the month.

		-	Symetra believes that the staff is asking whether
			such a calculation violates Rule 22c-1 of the 1940 Act, which requires any registered investment company (including a registered separate account) to price purchases and redemptions based on the current net asset value next computed after the receipt of the order. Symetra does not believe that Rule 22c-1 is violated because the contract owner has chosen to apply the entire Contract Value to "purchase" a variable annuity option that guarantees a stream of monthly income subject to the fluctuation in the underlying sub-account values. Each insurance company offering such an option must choose a consistent date by which to value the next month's variable annuity payment and then allow for processing and mailing time so that the annuitant receives the monthly payment on or around the first of the month. By choosing to annuitize the contract, the contract owner in essence chooses to have each month's payment calculated on the 15th of the preceding month. Moreover, this procedure is consistent with the purposes of the "forward pricing" requirement of Rule 22c-1, which is to avoid backward pricing and trading by insiders that dilutes the value of the underlying mutual fund portfolios for other investors. This is also consistent with our understanding of how other companies process variable annuity payments, and we would be happy to share an example from another currently registered variable annuity that has similarly calculated their variable annuity payment valuation date 10 days prior to the income payment date.

3.	Calculation of Surrender Value

	The Staff commented that the description of surrendering the contract should include a description of how the surrender value is calculated and when they are payable.

		-	On page 25, Symetra has added a new section header
			regarding the calculation of the surrender value, added a description of the calculation of the surrender value and added when it is payable. Symetra also reordered the presentation of this section for greater clarity.

4.	Death Benefit

	The Staff commented that the Death Benefit section was unclear and should be redrafted and restructured. In particular, the staff asked for additional clarity regarding the definition of the standard death benefit offered by the contract. The staff also asked for an explanation as to why the standard death benefit is offered only on the death of the oldest owner and is calculated on the 6-month anniversary of death.

		-	Symetra has redrafted the Death Benefit section on
			page 26 to read more clearly and provided a simpler description of the standard death benefit provided under the contract.

		-	The pricing of the Contract assumes that only one
			guaranteed minimum death benefit will be paid on one life. The pricing would be different if it were covering both joint owners or either joint owner. Therefore, for consistency with our pricing model and for ease of administration, we have selected the oldest joint owner as the life on which we will calculate the standard death benefit and add additional money to meet any guaranteed minimum death benefit provided by the standard death benefit.

		-	The calculation of the standard death benefit is fixed
			at the 6-month anniversary from the date of death to avoid the situation when the Beneficiary decides to wait to see how the Contract Value performs before collecting the death benefit. Because beneficiaries of non-qualified contracts may leave the contract value in the contract for up to 5 years from the date of death (and even longer in the case of qualified contracts), a beneficiary may have no incentive to notify Symetra of death (barring an immediate need for the Contract Value) since the death benefit will continue to increase with the added protection of the "floor" provided by the return of premium guarantee. Otherwise, without the 6-month limitation, it would be like the Beneficiary had an unlimited "put" on the return of premium guarantee.

5.	Financial Statement, Exhibits, and Other Information

	Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

		-	Symetra will be updating all financial information
			and exhibits in our pre-effective amendment to be filed on or around April 30, 2007.

6.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

		-	The Separate Account is responsible for the adequacy
			and accuracy of the disclosures in the filings;

		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

		-	The Separate Account may not assert staff comments
			as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition to the changes made in response to the Staff's comments, Symetra has made other minor changes to the prospectus.

	-	The lowest and highest portfolio expenses have been changed
		because Symetra has obtained that information since its last correspondence with the Staff.

	-	The explanation for the calculation of the Examples on page
		11 has been revised slightly.

	-	Additional disclosure has been added with regards to
		"fund-of-funds" when applicable.
Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.